

8-17742

A/I 1/16

SEC 07008788 ISSION
Washington, D.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
NOV 27 2007
WASH., D.C.
186
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [redacted]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Wilshire Securities Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1224 E Green Street Suite 200
(No. and Street)

Pasadena	California	91106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott W. Hood (626) 796-6622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Yu and Associates
(Name – *if individual, state last, first, middle name*)

9191 Towne Centre Drive, Suite 406	San Diego,	CA	92122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 04 2008
THOMSON FINANCIAL

TDA 1/18

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott W. Hood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First WIlshire Securities Management Inc, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Subscribed and Sworn to on October 16, 2007

Signature

President and CEO

Title

Notary Public


NANCY L. MC KENZIE
Commission # 1568366
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2007 AND 2006

LICHTER, YU & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
First Wilshire Securities Management, Inc.
Pasadena, California

We have audited the accompanying balance sheets of First Wilshire Securities Management, Inc. as of September 30, 2007 and 2006, and the related statements of operations and changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Wilshire Securities Management, Inc. as of September 30, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



November 16, 2007
San Diego, California

MEMBER
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
BALANCE SHEETS
SEPTEMBER 30, 2007 AND 2006

ASSETS

	2007	2006
Current Assets		
Cash and cash equivalents	$ 728,357	$ 687,310
Receivable from brokers and dealers	87,769	73,529
Investments	336,267	224,696
Prepaid expenses	15,450	7,400
Total Current Assets	1,167,843	992,935
Fixed Assets		
Furniture and equipment net of accumulated depreciation of $180,381 and $146,294, respectively.	59,755	62,369
Total Fixed Assets	59,755	62,369
Other Assets		
Deposit	8,500	8,500
Total Other Assets	8,500	8,500
Total Assets	$ 1,236,098	$ 1,063,804

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Current Liabilities		
Accounts payable	$ 27,198	$ 8,045
Income tax payable	-	4,094
Deferred income	1,899	22,911
Accrued expenses	560,735	401,584
Total Current Liabilities	589,832	436,634
Stockholders' Equity		
Common stock, 48,500 shares issued and outstanding, $1 par value	48,500	48,500
Additional paid in capital	179,860	179,860
Retained earnings	417,906	398,810
Total Stockholders' Equity	646,266	627,170
Total Liabilities and Stockholders' Equity	$ 1,236,098	$ 1,063,804

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
Revenue		
Commissions and fees	$ 7,636,707	$ 6,563,188
Total Revenue	7,636,707	6,563,188
Expense		
Commissions	1,506,051	944,989
Salaries, payroll taxes and benefits	5,489,386	4,823,383
Occupancy and equipment expenses	96,100	86,550
Professional services	25,283	15,041
Clearing charges	201,025	255,152
Other expenses	334,181	317,317
Total Expenses	7,652,027	6,442,432
Income from Operations	(15,321)	120,755
Total Other (Income) and Expense		
Interest income	(16,030)	(16,030)
Interest expense	148	65
Other (income) expense	(35,000)	-
Bad debt	-	50,000
Dividend income	(16,640)	(12,043)
Realized trading (gain) loss	-	1,673
Unrealized investment (gain) loss	(2,102)	(4,702)
Depreciation and amortization	34,087	27,222
Total Other (Income) and Expense	(35,537)	46,185
INCOME BEFORE PROVISION FOR INCOME TAXES	20,217	74,570
Income tax provision	1,121	11,500
NET INCOME	$ 19,096	$ 63,070

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 19,096	$ 63,070
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	34,087	27,222
Bad debt	-	50,000
Decrease (Increase) in receivable from Brokers and Dealers	(14,240)	57,414
Decrease (Increase) in other receivable	-	2,400
Decrease (Increase) in prepaid expenses and deposits	(8,050)	-
(Decrease) Increase in accounts payable	19,153	(2,003)
(Decrease) Increase in income tax payable	(4,094)	3,294
(Decrease) Increase in deferred revenue	(21,012)	22,911
(Decrease) Increase in accrued expenses	159,151	(91,127)
Total Adjustments	164,995	70,111
Net cash provided by operations	184,091	133,181
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of securities	-	326,957
Purchase of securities	(111,571)	(339,789)
Purchase of furniture and equipment	(31,473)	(48,104)
Net cash (used in) investing activities	(143,044)	(60,936)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from sale of common stock	-	120,000
Net cash provided by financing activities	-	120,000
Net increase in cash	41,047	192,245
Cash at beginning of period	687,310	495,065
Cash at end of period	$ 728,357	$ 687,310
Supplemental cash flow disclosures:		
Income tax payments	$ 9,171	$ 8,206
Interest payments	$ 148	$ 65

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
Common Stock		
Balance at beginning of year	$ 48,500	$ 35,750
Sale of common stock	-	12,750
Balance at end of year	48,500	48,500
Additional paid in capital		
Balance at beginning of year	179,860	72,610
Sale of common stock	-	107,250
Balance at end of year	179,860	179,860
Retained earnings		
Balance at beginning of year	398,810	335,740
Net income for year	19,096	63,070
Balance at end of year	417,906	398,810
Total Equity	$ 646,266	$ 627,170

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2007 AND 2006

Note A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer as a member of the Financial Industry Regulatory Authority (formerly National Association of Securities Dealers, Inc.) on September 10, 1973.

Note B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Commissions and related clearing expenses are recorded on a settlement date basis.

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Investments
Investments that were held during the year ended September 30, 2007 and 2006 consisted of mutual funds and stocks.

Investments were comprised of the following at September 30, 2007 and 2006 :

9/30/2007 Type of Investments	Cost	Fair Market Value
Stocks	$ 15,341	$ 21,608
Mutual funds	314,659	314,659
Total	$ 330,000	$ 336,267

9/30/2006 Type of Investments	Cost	Fair Market Value
Stocks	$ 15,341	$ 18,629
Mutual funds	206,067	206,067
Total	$ 221,408	$ 224,696

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
SEPTEMBER 30, 2007 AND 2006

Note B - Accounting Policies (Continued)

Property and Equipment
Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Leasehold Improvements	Balance of lease at time of improvement
Furniture and Fixtures	3 to 10 years
Office Equipment	3 to 10 years

Customer Transactions
The Company does not hold inventory or funds for customers.

Financial Statement Presentation
Certain changes to the 2006 financial statements have been made to conform to the 2007 financial statement format.

Note C - Cash

The Company maintains its cash balances at banks and a brokerage house located in Pasadena, and Los Angeles, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $100,000 and $10,000,000, respectively. As of September 30, 2007 and 2006, there were $617,019 and $332,984 uninsured cash balances respectively.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2007 and 2006, the Company had net capital requirements of $100,000 and net capital of approximately $528,412 and $517,515, respectively.

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
SEPTEMBER 30, 2007 AND 2006

Note E – Customer Protection Rule Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F - Commitments

The Company leases office facilities and some of its equipment under non-cancelable operating leases. These leases expire at various dates through 2012 and may contain renewal options. Rent expense for years ended September 30, 2007 and 2006 was $96,100 and $86,550 respectively.

The future minimum lease obligation resulting from these agreements are as follows:

Fiscal year ended	
2008	$ 91,000
2009	93,400
2010	95,800
2011	98,200
Thereafter	109,000
	$ 487,400

Note G - Furniture and Equipment

	2007	2006
Furniture and equipment	$ 215,092	$ 192,486
Leasehold improvements	25,044	16,177
Total fixed assets	240,136	208,663
Accumulated depreciation	(180,381)	(146,294)
Net fixed assets	$ 59,755	$ 62,369

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
SEPTEMBER 30, 2007 AND 2006

Note H –Stock Transactions

During the fiscal year ended September 30, 2006 the Company sold 12,750 shares of its common stock to an employee and officer of the company for $120,000 under a share purchase agreement issued on October 1, 2003.

Note I – Related Party Transactions

As of September 30, 2007 and 2006 the Company generated $575,830 and $229,160 respectively in management fees for services provided to another company in which the shareholders of First Wilshire Securities Management, Inc. are shareholders.

Note J - Income Tax Provision

At September 30, 2007 and 2006, the Company has made a $250 and $6,400 Federal and $871 and $5,100 California State Franchise Tax provision in each year, respectively.

Note K – Loan Receivable

On February 28, 2005, the Company loaned $50,000 to an unrelated company. The terms of the loan are: interest at 12% per annum, with interest and principle due on June 30, 2006. As an incentive to make the loan, the Company also received stock warrants to purchase 10,000 shares of common stock at $1.25 per share of a third company. As of September 30, 2006, management determined that the loan was not collectible and the balance has been written off as a bad debt.

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
SEPTEMBER 30, 2007 AND 2006

Note L – Compensated Absences

All full time regular covered employees are eligible for vacation with pay according to the following schedule: During the first year of employment, employees can earn up to forty (40) hours of vacation; during the second year of employment, employees can earn up to eighty (80) hours of vacation; and during the sixth year of employment, employees can earn up to one hundred twenty (120) hours of vacation, and during the eleventh year of employment and thereafter, employees can earn up to one hundred sixty (160) hours of vacation. Employees can accrue up to a maximum of 1.5 times their annual rate; no additional time will be accrued until some vacation time is used. The date of employment will be considered the anniversary date for vacation purposes. At termination, employees are paid for any accumulated unpaid vacation leave. As of September 30, 2007 vacation liability exists in the amount of $6,025.

SUPPLEMENTAL SCHEDULES

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
SEPTEMBER 30, 2007 AND 2006

SCHEDULE I

	2007	2006
EQUITY - FISCAL YEAR ENDED	$ 646,266	$ 627,170
Less Non Allowable Assets		
Prepaid expenses	15,450	7,400
Fixed assets	59,755	62,369
Managed account fee receivable	24,457	23,926
Petty cash	82	463
Deposit	8,500	8,500
Total Non Allowable Assets	108,244	102,658
Less Haircuts	9,610	6,997
NET CAPITAL	$ 528,412	$ 517,515
Total Liabilities	589,832	436,634
Aggregated Indebtedness	589,832	436,634
Net Capital Required	100,000	100,000
Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness)	39,342	29,123
Minimum Dollar Requirement	100,000	100,000
Net Capital Requirement (greater of the two)	100,000	100,000
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 469,429	$ 473,852

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
SEPTEMBER 30, 2007 AND 2006

SCHEDULE II

	2007	2006
NET CAPITAL PER FOCUS II REPORT	$ 538,050	$ 725,835
Increase (Decrease) in income due to audit adjustments	(9,638)	(208,320)
NET CAPITAL	$ 528,412	$ 517,515

	2007	2006
RECONCILIATION OF AUDIT ADJUSTMENTS:		
(Increase) decrease in bonus accrual	$ -	$ (190,000)
(Increase) decrease in income tax provision	3,294	(3,294)
Write off loan receivable	-	(50,000)
Increase vacation expense accrual	(2,171)	(1,735)
Correction to expense accounts	(10,761)	36,709
Increase (Decrease) in income due to audit adjustments	$ (9,638)	$ (208,320)

FIRST WILSHIRE SECURITIES MANAGEMENT, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3

SEPTEMBER 30, 2007

Schedule III

First Wilshire Securities Management, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

The Board of Directors
First Wilshire Securities Management, Inc.
Pasadena, California

In planning and performing our audit of the financial statements of First Wilshire Securities Management, Inc. as of September 30, 2007, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA (formerly NASD), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates

November 16, 2007
San Diego, California

END